Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 1-00922

The following letter was sent to associates of The Gillette Company:

February 8, 2005

Dear Gillette Associate:

As part of our ongoing efforts to keep you informed of important information related to the recently announced agreement to merge with Procter & Gamble, I am writing to provide you with some answers to key questions regarding your U.S. compensation and benefits that have been raised by Gillette associates over the past few days. While there are a number of questions that we are unable to answer at this time, we will continue to provide you with updates as information becomes available. Our plans include establishing a dedicated Web site for Gillette associates, where you will be able to obtain more information.

Sincerely,

Edward E. Guillet
Senior Vice President
Human Resources

Questions and Answers

1.	Will any changes be made to Gillette benefit programs or compensation plans before the merger is completed?

No changes will be made other than those that would otherwise have been made in the ordinary course of doing business, consistent with our past practices or to comply with changes in the law.

2.	How does the proposed merger affect merit increases scheduled for April 1, 2005?

Merit increases scheduled for April 1, 2005 will not be affected.

3.	Will the merger impact Gillette’s compensation plans and employee benefit programs?

P&G has agreed to assume and honor the terms of Gillette’s compensation plans and employee benefit programs. In addition, P&G has agreed to maintain comparable total compensation (other than stock-based plans) and benefits for a two-year period following the date the merger is completed. After that time, P&G will determine compensation and benefits for all active employees.

4.	What happens to my compensation and benefits if I lose my job following the merger?

Gillette has long-standing severance programs in place that provide for severance pay and continuation of benefits in the event employees lose their jobs within a two-year period following a Change of Control of the Company. P&G has agreed to honor the terms of these severance programs.

Under these severance programs, employees who are terminated within a two-year period after the merger is completed will be eligible to receive severance pay based upon age, service and employment classification. In addition to severance pay, an employee’s welfare benefits will generally continue for their applicable severance pay period, or one year, whichever is longer.

5.	How secure are my pension benefits? Can changes be made to reduce my pension?

P&G has agreed to assume and honor the terms of our pension plans. P&G has also agreed to maintain comparable total compensation (other than stock-based compensation) and benefits for two years following the date the merger is completed.

The terms of our qualified Retirement Plan, as well as the Federal pension laws (ERISA), provide that the pension benefits you have earned to date cannot be reduced.

By law, qualified pension plans must be funded, and the funds must be kept separate from the Company’s assets in a trust. The Company’s qualified Retirement Plan assets are held in a trust established with Mellon Bank, an independent trustee. There are currently sufficient assets in this trust to cover payment of all pensions to our retirees and pension-eligible employees.

6.	How secure is my Savings Plan account? What will happen to my Gillette shares held in the Savings Plan after the merger?

P&G has agreed to assume and honor the terms of The Gillette Employees’ Savings Plan. P&G has also agreed to maintain comparable total compensation (other than stock-based compensation) and benefits for a two-year period following the date the merger is completed.

By law, the Employees’ Savings Plan assets must be kept separate from the Company’s assets in a trust. These assets, including shares of Gillette stock, are held in a trust established with Fidelity Investments, an independent trustee.

When the merger is completed, the shares of Gillette stock held in your Employees’ Savings Plan account will be converted into shares of P&G stock using the same ratio (0.975 shares of P&G stock for each share of Gillette stock) that will apply to all other Gillette shareholders.

7.	How secure is my ESOP account? What will happen to my Gillette shares held in the ESOP?

P&G has agreed to assume and honor the terms of the ESOP. In addition, P&G has agreed to maintain comparable total compensation (other than stock-based compensation) and benefits for a two-year period following the date the merger is completed.

By law, the ESOP’s assets must be kept separate from the Company’s assets. The ESOP assets are held in a trust established with Fidelity Investments, an independent trustee. When the merger is completed, the shares of Gillette stock will be converted into shares of P&G stock using the same ratio (0.975 shares of P&G stock for each share of Gillette stock) that will apply to all other Gillette shareholders.

8.	I am currently retirement-eligible. How will my Gillette retiree medical benefits be impacted by the merger?

P&G has agreed to assume and honor the terms of Gillette’s retiree medical program. P&G has also agreed to maintain comparable total compensation (other than stock-based compensation) and benefits for a two-year period following the date the merger is completed.

If you are retirement-eligible when the merger is completed, and you retire at any time during the two-year period following that date, you will continue to have access to Gillette retiree medical benefits for yourself and your eligible dependents. P&G has agreed that it will not change these benefits after this two-year period unless it makes comparable changes for P&G retirees.

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.